Exhibit 99.1

Oriental Culture Holding LTD.

December 23, 2024

Dear Stockholder:

You are cordially invited to attend the 2025 Extraordinary General Meeting (the “Extraordinary Meeting”) of Stockholders of Oriental Culture Holding LTD. (the “Company”) to be held at No. 2 Youzishan Road, Dongba, Gaochun District, Nanjing City, Jiangsu Province, China, on January 20, 2025, at 10:00 a.m. local time.

Information regarding the matter to be voted on at the Extraordinary Meeting is contained in the attached Proxy Statement and Notice of Extraordinary General Meeting of Stockholders. We urge you to read the proxy statement carefully.

The notice, proxy statement and proxy card are expected to be mailed to all stockholders of record on or about December 31, 2024.

Because it is important that your shares be voted at the Extraordinary Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a stockholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

Sincerely,

/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director

Oriental Culture Holding LTD.

NOTICE OF Extraordinary GENERAL MEETING OF STOCKHOLDERS

To Be Held January 20, 2025

TO THE STOCKHOLDERS OF Oriental Culture Holding LTD.:

NOTICE HEREBY IS GIVEN that the 2025 Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”) of Oriental Culture Holding LTD. (the “Company”) will be held at No. 2 Youzishan Road, Dongba, Gaochun District, Nanjing City, Jiangsu Province, China, on January 20, 2025, at 10:00 a.m. local time, to consider and act upon the following:

ORDINARY RESOLUTION

1.	THAT: To elect a Board of Directors of the Company (the “Board”), consisting of seven members, each to serve until the next General Meeting of Stockholders or until such person’s successor is qualified and elected.

Stockholders of record at the close of business on December 23, 2024 are entitled to receive notice of and to vote at the Extraordinary Meeting and any adjournments thereof. A complete list of these stockholders will be open for the examination of any stockholder of record at the Company’s office located at No. 2 Youzishan Road, Dongba, Gaochun District, Nanjing City, Jiangsu Province, China for a period of ten days prior to the Extraordinary Meeting. The list will also be available for the examination of any stockholder of record present at the Extraordinary Meeting. The Extraordinary Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

All stockholders must present a form of personal photo identification in order to be admitted to the Extraordinary Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Extraordinary Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on December 23, 2024.

By Order of the Board of Directors	/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director

December 23, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 20, 2025:

WHETHER OR NOT YOU PLAN TO ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOUR VOTE IS IMPORTANT.    PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

Oriental Culture Holding LTD.

PROXY STATEMENT

FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To Be Held January 20, 2025

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Oriental Culture Holding LTD, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Stockholders (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on January 20, 2025, and at any adjournment or adjournments thereof, at No. 2 Youzishan Road, Dongba, Gaochun District, Nanjing City, Jiangsu Province, China.

This Proxy Statement and the accompanying form of proxy card and notice are expected to be mailed on or about December 31, 2024, to the stockholders of the Company entitled to vote at the Extraordinary Meeting.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek stockholders’ approval of the following resolutions:

ORDINARY RESOLUTION

(1)	THAT: To elect a Board of Directors of the Company (the “Board”), consisting of seven members, each to serve until the next General Meeting of Stockholders or until such person’s successor is qualified and elected (the “Proposal”).

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only stockholders of record of our Ordinary Shares at the close of business on December 23, 2024 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, no preferred shares were issued and outstanding.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if at least one or more stockholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the voting shares of the Company then in issue are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Stockholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the Proposal. Stockholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our stockholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

THE PROPOSAL

ELECTION OF DIRECTORS

Our Board consists of five (5) members. The Board has approved to expand the size of the Board from five members to seven members on December 7, 2024. Each of our current directors, with the exception of Mr. Mun Wah (Lewis) Wan, will stand for re-election at the Extraordinary Meeting. Mr. Wan is not for the re-election at this Extraordinary Meeting and will step down from the Board, effective after the Extraordinary Meeting.

The Board has nominated Mr. Yi Shao, Ms. Xuetong Qin, Mr. Kit Ming (Michael) Lo, Ms. Yan Xiao, Mr. Nelson Wong, Mr. Jinren Chen and Mr. Xiaobing Liu. If duly appointed at this meeting, each of the foregoing nominees will serve as a director of the Board until the next General Meeting of Stockholders or whenever their successors are duly elected. Biographical information regarding each of the nominees, as of December 20, 2024, is set forth below, including their ages, positions with the Company, recent employment and other directorships.  No family relationships exist among any of our director nominees.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees are set forth below:

Directors and Executive Officers	Age	Position/Title
Yi Shao	36	Chief Executive Officer and Director
Xuetong Qin	33	Manager and Director Nominee
Nelson (Nam Sum) Wong	62	Independent Director
Xiaobing Liu	62	Independent Director
Kit Ming (Michael) Lo	40	Director Nominee
Jinren Chen	54	Independent Director
Yan Xiao	37	Independent Director Nominee

Biography

Yi Shao

Mr. Shao was appointed as a member of our board of directors on April 18, 2019 and as our chief executive officer on May 10, 2019. From October 2018 to March 2019, Mr. Shao served as the general manager of Jiangsu Yanggu Culture Development Co., Ltd. From October 2017 to September 2018, Mr. Shao served as the deputy general manager of Jiangsu Dahe Live Network Technology Co., Ltd. From October 2015 to October 2017, Mr. Shao worked as a project manager at Nanjing Cultural and Artwork Property Exchange Co., Ltd. From June 2013 to October 2015, Mr. Shao worked as a software developer at Marvell Electronic Technology Co., Ltd. Mr. Shao received his bachelor’s degree of electronic information science and technology from Nanjing University in 2010 and his Master Degree of biomedical engineering from Nanjing University in 2013. We believe that Mr. Shao’s extensive experience in art industry, market development and corporate management will benefit the company’s operations and management and make him an important member of the board of directors.

Xuetong Qin

Ms. Qin has served as the accounting manager of the Company and as the accounting manager of Nanjing Rongke Business Consulting Service Co., Ltd., a wholly owned subsidiary of the Company since March 2024. From September 2019 to February 2024, Ms. Qin was the accounting manager of Zhongcang Warehouse Co., Ltd., a minority owned subsidiary of the Company. Ms. Qin was the accounting manager of Nanjing Cultural and Artwork Property Exchange Co., Ltd. from August 2013 to August 2018. Ms. Qin received her bachelor’s degree in business management major from Nanjing University of Finance and Economics in 2013. Ms. Qin is a Chinese Intermediate Accountant and also holds a Qualification Certificate for Fund Practitioner in China. The Board believes that Ms. Qin’s extensive experience in accounting and finance will benefit the Company’s operations and management and make her an important member of the board of directors.

Nelson (Nam Sum) Wong

Mr. Wong has served as a member of our board of directors since December 16, 2021. Since 2008, Mr. Wong has served as an Independent Director and Audit Committee Chair of Recon Technology Ltd. (Nasdaq: RCON). He is Chairman and Managing Director of ACN Worldwide, a business and investment consultancy established in Hong Kong since 1995. Prior to that, he was Vice Chairman and Chief Executive of Vigers, a Hong Kong based real estate and investment consultancy, which he first joined in 1990 as a negotiator and later in 1993 acquired together with his partners. Mr. Wong received his bachelor’s degree in English language and literature from the PLA Institute of International Relations in Nanjing in 1983 and was a college teacher before moving to Hong Kong in 1986 to pursue his career in business. The Board believes that Mr. Wong’s leadership skills and extensive management experience as well as his insight in global politics will benefit the Company and make him an important member of the board of directors and its committees.

Kit Ming (Michael) Lo

Mr. Lo has served as the head of finance for International Toys Trading Limited since 2018. Mr. Lo has served as the director of wealth management for FWD Life Insurance Company (Bermuda) Limited since 2014. Mr. Lo was a senior auditor of Ernst & Young from 2007 to 2013. Mr. Lo received his bachelor’s degree of commerce with accounting major from Macquarie University in Sydney in 2007. The Board believes that Mr. Lo’s extensive experience in business and finance will benefit the Company’s operations and management and make him an important member of the board of directors.

Jinren Chen

Mr. Chen has served as a member of our board of directors since December 16, 2021.  Since January 2020, Mr. Chen has served as Chairman and President of Nanjing Shuoming Investment Management Co., Ltd., a private equity fund management company. From February 2019 to December 2019, Mr. Chen was the fund manager for Shanghai Rongru Assets Management Co., Ltd. From May 2014 to February 2019, Mr. Chen served as an industry analyst and then deputy general manager of market making department of Debang Securities Co., Ltd. From May 2001 to April 2014, Mr. Chen served as a researcher and then a senior researcher for Huatai Securities Co, Ltd. Mr. Chen received his bachelor’s degree in international Trade from Nanjing University in 1997. Mr. Chen received his master degree of Engineering Management from Business School of Hohai University in Nanjing in 2000 and his Ph.D degree in Economics from Business School of Nanjing University in 2009. Mr. Chen has passed securities practitioner and fund practitioner qualification tests in China. The Board believes Mr. Chen’s extensive experience in capital market will benefit the Company and make him an important member of the board of directors and its committees.

Xiaobing Liu

Mr. Liu has served as a member of our board of directors since May 10, 2019.  Since April 2006, Mr. Liu has been a professor at Nanjing Tech University School of Law. Since June 2022, Mr. Liu has served as an independent director of the board of Nanjing Yigao Medical Technology Co., Ltd. Since March 2022, Mr. Liu has served as the Dean of the Legislative Research Institute at Jinling University of Science and Technology. From May 2016 to May 2022, Mr. Liu served as an independent director of the board of GPRO Titanium Industry Co., Ltd. From September 2012 to September 2018, Mr. Liu served as an independent director of the board of Nanjing Baotai Special Materials Co., Ltd. From January 2014 to July 2017, Mr. Liu served as the Dean of Nanjing Tech University School of Law. Mr. Liu received his Bachelor of Law degree from East China University of Political Science and Law (“ECUPL”) in 1983 and his Master’s Degree of Legal History from ECUPL in 1986. Mr. Liu received his Doctor’s Degree of Constitution and Administrative Laws from Wuhan University in 2007. Mr. Liu holds a public company independent director qualification certificate from Shanghai Stock Exchange since November 2011. The Board believes that Mr. Liu’s legal expertise and knowledge will benefit the Company’s business and operations and make him a valuable member of the board of directors and its committees.

Yan Xiao

Ms. Xiao has served as a director of I Win Securities Ltd. since December 2020. Ms. Xiao was the general manager of Shaanxi JuFeng Investment Information Co., Ltd. from June 2016 to November 2020. Ms. Xiao was the product manager of Beijing YinHua Wealth Investment Management Co., Ltd. from May 2013 to February 2014. Ms. Xiao was the director of sales of TianXiang Wealth (Beijing) Information Technology Co., Ltd. from November 2011 to August 2012. Ms. Xiao was the sales manager of China Finance Online Co. Limited (OTC: JRJC) from September 2008 to October 2011. Ms. Xiao received her junior college degree in business administration from Beijing Foreign Studies University in July 2020 and her master’s degree in finance from The Chubb Institute (Westbury) in June 2021. Ms. Xiao received her master’s degree in business administration from Stanfort Academy in Singapore in March 2023. Ms. Xiao holds Chinese Securities Practitioner Qualification Certificate from Securities Association of China and Hong Kong Securities and Futures Practitioner Qualification Certificate from Hong Kong Securities and Investment Institute. The Board believes that Ms. Xiao’s extensive experience in securities and finance will benefit the Company’s business and make her an important member of the board of directors.

Our Board reviews each nominee’s relationship with the Company in order to determine whether a director nominee is independent pursuant to the listing rules of NASDAQ. Our Board has determined that each of Yan Xiao, Nelson Wong, Jinren Chen and Xiaobing Liu meets the independence requirements and standards currently established by NASDAQ and Mr. Nelson Wong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Required Vote. Assuming that a quorum is present, the Proposal will be approved if passed by a simple majority of the votes cast by such stockholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Extraordinary Meeting. Abstentions and broker non-votes have no impact on the appointment of director nominees pursuant to this proposal.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED IN THIS PROXY STATEMENT.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212)828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

BY ORDER OF THE BOARD OF DIRECTORS

December 23, 2024	/s/ Yi Shao
Yi Shao
Chief Executive Officer and Director